

September 13, 2024

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People's Republic of China

> **Re: WeRide Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed August 27, 2024**
> **File No. 333-281054**

Dear Tony Xu Han:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1

Prospectus Summary

Permissions Required from the PRC Authorities for This Offering, page 17

1. We note that your approval from the CSRC expired in August 2024. Please revise to disclose the expiration of this approval and update your disclosure to reflect the status of your application with the CSRC.

VIE Consolidation Schedule, page 21

2.   Please tell us how you evaluated IFRS 10 in determining whether to consolidate Guangzhou Yuji. Include in your response the following:

- Whether you provided Guangzhou Yuji with any loans or other financial support or committed to provide such financial support;

- What happened to the surveying and mapping business of Guangzhou Jingqi and whether it was contributed to Guangzhou Yuji;

- A description of Guangzhou Yuji's activities (i.e., does it simply hold the intellectual property related to surveying and mapping or does it carry out other activities, such as updating maps, marketing, etc.);

- How fees to Guangzhou Yuji under the arrangement are determined; and

- Your analysis as to whether Guangzhou Yuji is your de facto agent, pursuant to paragraphs B73 to B75 of IFRS 10.

Notes to the Consolidated Financial Statements
24. Subsequent events, page F-102

3.   We note your response to prior comment 7. Please respond to the following:

- Tell us when the negotiations among the different shareholders occurred. As part of your response, please clarify each of the different shareholders that were a party to the negotiations, who initiated the negotiations and whether any shareholders were excluded from the negotiations and why.

- Your response indicates that the transactions were agreed by the shareholders' resolution of the Company. Please clarify the different groups of shareholders that agreed to the transaction and when the shareholders' resolution took place.

- In your response to prior comment 12 to our letter dated August 19, 2024, you stated that the issuances were made to achieve an "equitable relative shareholding among different shareholder group" as agreed by the shareholders' resolutions. Explain in more detail exactly how it was determined you should issue 12,806,568 ordinary shares, including how the value of those shares was determined, to holders of Series D and Series D+ preferred shareholders as part of this process. Furthermore, given the intention was to achieve an equitable relative shareholding among the different shareholder groups, explain why it was determined that these ordinary shares would be contingently returnable at the option of the Company if the IPO does not consummate on or before March 31, 2025.

- Please clarify how the definition of a "Qualified IPO" was amended as a result of the negotiations and clarify how each of the different shareholders was impacted by the change in the definition.

- We note the history of securities issuances disclosure beginning on page 227 that Series D and Series D+ preferred shares were issued at higher prices per share relative to other ordinary shares and other series of Preferred shares around the same time. Please tell us why there were differences in the consideration paid for these different shares of common and preferred shares given the similar transaction dates.

- Tell us how you determined this transaction should be recorded based on the par value of the shares issued, versus the fair value of the shares issued, and reference the accounting literature you relied upon for this determination.

- In your response you indicate that the issuance of these ordinary shares resulted in an increase of the Company's shareholders' equity of USD 128.1 (nominal par value). Please tell us the offsetting entry for this transaction. Furthermore, please clarify whether there is any adjustment to the numerator for purposes of determining basic and diluted loss per ordinary share.

- Please tell us your consideration of the guidance in IFRIC Interpretation 17 *Distribution of Non-Cash Assets to Owners* and how you determined this guidance was not applicable for this transaction.

- Tell us in more detail how you concluded that these shares are contingently returnable (i.e., subject to recall) per paragraph 24 of IAS 33.

- As these shares were issued for little or no consideration, in substance it appears the issuance could represent a recapitalization or bonus issue. Please tell us how you considered paragraph 28 of IAS 33.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Haiping Li